EXHIBIT 99.19

Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

20 July 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Global Employee Share Plan (GESP)

Under the GESP employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each (‘shares’), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’) conditional upon satisfying the terms of the GESP. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period. At the time of vesting, participants can elect to receive their awards for nil consideration either as shares or as cash from the proceeds of a sale of shares.

On 17 July 2018, the following PDMR/KMPs elected to receive the vested matching shares under the GESP in the form of shares, of which sufficient were sold on 19 July 2018 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Matching Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Barrios, Alfredo	25.456	28.5433	12.6641	40.776263 GBP	15.8792
Rio Tinto Limited shares	Farrell, Joanne	26.3674	29.2633	13.7538	80.35 AUD	15.5095
Rio Tinto plc shares	Jacques, Jean-Sébastien	14.335	16.073	6.7508	40.776263 GBP	9.3222
Rio Tinto Limited shares	McIntosh, Stephen	26.3674	29.2633	13.7538	80.35 AUD	15.5095
Rio Tinto Limited shares	Trott, Simon	26.3674	29.2633	N/A	N/A	29.2633

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the GESP plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404